Mail Stop 6010


						November 9, 2005



Via U.S. Mail and Facsimile (718-472-0794)

James J. Burke
Chief Financial Officer
Standard Motor Products, Inc.
37-18 Northern Blvd.
Long Island City, New York 11101


	Re:	Standard Motor Products, Inc.
		Form 10-K for year ended December 31, 2004
		Forms 10-Q for quarter ended March 31, 2004 and June 30,
2005
		File No. 001-04743

Dear Mr. Burke:

      We have reviewed your filings and response letter dated
August
30, 2005 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the year ended December 31, 2005

Financial Statements, page 32

Reports of Independent Registered Public Accounting Firm, page 36

1. We note your response to our previous comment 1 in your correspondence dated August 30, 2005. We are continuing to evaluate your response to our comment.

Note 1. Summary of Significant Accounting Policies, page 43

Revenue Recognition, page 45

2. We note from your disclosure on page 12 that you "use components and cores (used parts)" in your remanufacturing processes for "computerized electronics and air conditioning compressors" which you purchase "either from exchanges with customers who return cores when purchasing remanufactured parts, or through direct purchases from a network of core brokers." Please address the following:
* Tell us and disclose in future filings how you account for these transactions under either of the two situations. That is, address circumstances where you obtain the core from the customer and those circumstances where you obtain the core from a broker.
* Discuss the accounting and valuation for the related revenues, cost of revenues, and inventory. Your response should address the timing of your journal entries and the accounting throughout the entire process including obtaining the used part, placing the part into inventory, remanufacturing that part and then selling the remanufactured part to a customer.
* Cite the accounting literature upon which you relied and how you applied that literature to your situation.
* Include a description of the significant terms of your arrangements with customers whereby you obtain cores through exchanges with them.
* Quantify, to the extent practicable, the impact of these purchases and sales on your total revenues, cost of revenues and inventory.



Item 9A. Controls and Procedures, page 75

3. We note the disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please confirm that the evaluation was performed as of the end of the period covered by the report as required by Item
307 and revise future filings to indicate that fact. Refer to Item
307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005

Item 4.  Controls and Procedures

4. We see that you do not state your conclusion as to whether your disclosure controls and procedures were effective as of the end of the period covered by the reports. Instead you state the conclusions reached as of December 31, 2004 but not as of the two quarters ended
March 31, 2005 and June 30, 2005. Please amend your Forms 10-Q to clearly disclose the conclusion reached by your Chief Operating Officer and Chief Financial Officer regarding the effectiveness of disclosure controls and procedures as of the end of each period covered by your reports.

5. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please revise to also state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.




      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3671 if you have questions regarding these comments.


							     Sincerely,



							    Martin F. James
							    Senior Assistant Chief
Accountant

Mr. James J. Burke
Standard Motor Products, Inc.
November 9, 2005
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